AMERICAN SKANDIA ADVISOR FUNDS, INC.
                                 MASTER CLASS X
                                DISTRIBUTION PLAN


                  This Distribution Plan (the "Plan") constitutes the written Distribution Plan for the Class X shares issued by American Skandia Advisor Funds, Inc., a Maryland corporation (the "Company"), adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Investment Company Act"). During the effective term of this Plan, the Company may incur expenses primarily intended to result in the sale of its Class X shares or to maintain or improve account services provided to holders of its Class X shares upon the terms and conditions hereinafter set forth:

Section 1. The Company is an open-end management investment company formed under the laws of the State of Maryland. The shares in the Company may be issued in one or more series (each, a "Fund") and the shares of each Fund may be issued in multiple classes.

Section 2. This Plan initially will pertain to Class X Shares of each of the Funds named in Exhibit A attached hereto and made a part hereof (each, a "Participating Fund"). This Plan shall also apply to the Class X Shares of any other series of the Company designated from time to time by the Board of Directors of the Company and added to the list of Participating Funds attached hereto as Exhibit A. Where used in this Plan, the term "Shares" or "Class X Shares" shall pertain only to Class X Shares of a Participating Fund.

Section 3. In order to provide for the implementation of the payments provided for pursuant to this Plan, the Company may enter into an Underwriting and Distribution Agreement (the "Agreement") with American Skandia Marketing,
Incorporated ("ASMI"), pursuant to which ASMI will serve as the principal underwriter and general distributor of the Company's shares, including the Class X Shares, and pursuant to which each Participating Fund may pay compensation to ASMI for its services and to defray various costs incurred or paid by ASMI in connection with the distribution of Class X Shares. Such Agreement, or any modification thereof, shall become effective with respect to Class X Shares of any Participating Fund only upon compliance with Section 12(b) of the Investment Company Act, and Rule 12b-1 thereunder as the same may be amended from time to time.

Section 4. The Company shall pay to ASMI a distribution and service fee at the annual rate of 1.0% of the average net asset value of the Class X Shares of the Participating Funds which have been outstanding for eight years or less, as determined at the close of each business day, .25% of which is intended as a fee for services provided to existing holders of Class X Shares. The fee payable to ASMI hereunder is intended to compensate ASMI for services provided and expenses incurred by it relating to the offering of the Class X Shares. Such services and expenses may include, without limitation, purchases by ASMI of additional Class X shares as a bonus for investors in the Participating Funds; payments by ASMI to dealers, brokers, banks and other financial institutions ("Dealers") with respect to services in connection with sales of Class X Shares; and the payment to Dealers of a service fee of up to 0.50% on an annual basis of average daily net asset value for Class B Shares that have been outstanding for at least seven years (and any Class B Shares purchased through the reinvestment of dividends or capital gains on such shares), determined at the close of each business day, as compensation for maintaining or improving services provided to holders of Class X shares, all as set forth in the Company's registration statement as in effect from time to time. ASMI's fee hereunder shall be payable in arrears for each calendar month within 5 days after the close of such calendar month or at such other intervals as the Board of Directors of the Company ("Board of Directors") may determine. A majority of the Qualified Directors, as defined below, may, from time to time, reduce the amount of such payments or may suspend the operation of the Plan for such period or periods of time as they may determine. Amounts payable under the Plan shall be subject to the limitations of Article III, Section 26 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. Amounts paid to ASMI hereunder shall not be used to pay distribution expenses or service fees incurred with respect to any other class of shares of the Company.

Section 5. This Plan shall become effective only upon compliance with Section 12(b) of the Investment Company Act and Rule 12b-1 thereunder and shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually by a majority of the Board of Directors and a majority of the Qualified Directors by votes cast in person at a meeting called for the purpose of voting on continuation of the Plan.

Section 6. ASMI and any other person authorized to direct the disposition of monies paid or payable by the Company pursuant to this Plan or any related Agreement shall provide to the Board of Directors, and the Board of Directors shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 7. This Plan may be terminated as to Class X Shares of a Participating Fund at any time by vote of the Board of Directors, including a majority of the Qualified Directors, or by shareholder vote in accordance with the Investment Company Act. In the event of such termination, the subject Fund shall cease to be a Participating Fund upon satisfaction of its outstanding obligations hereunder.

     Section 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

     a) that such agreement may be terminated with respect to Class X Shares of a Participating Fund at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by shareholder vote in accordance with the Investment Company Act on not more than 60 days' written notice to any other party to the agreement; and

     b) that such agreement shall terminate automatically in the event of its assignment.

Section 9. This Plan may not be amended to increase materially the amounts payable by a Participating Fund pursuant to Section 4 hereof without shareholder approval in accordance with the Investment Company Act and any material amendment to this Plan shall be approved by a majority of the Board of Directors and a majority of the Qualified Directors by votes cast in person at a meeting called for the purpose of voting on the amendment.

                  Amendments to this Plan other than material amendments of the kind referred to above may be adopted by a vote of the Board of Directors, including a majority of Qualified Directors. The Board of Directors, by such vote, also may interpret this Plan and make all determinations necessary or advisable for its administration.

Section 10. As used in this Plan, (a) the term "Qualified Directors" shall mean those Directors of the Company who are not interested persons of the Company, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the Investment Company Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 11. While this Plan is in effect, the selection and nomination of the Qualified Directors shall be committed to the discretion of the Qualified Directors then in office.

Executed as of ___________________, 1997.
                                           AMERICAN SKANDIA ADVISOR FUNDS, INC.



                                           By: __________________________

17139-1